PROSPECTUS SUPPLEMENT To Prospectus dated May 6, 2025	Filed Pursuant to 424(b)(3) Registration No. 333-274606

KINDLY MD, INC.

2,059,811 Shares of Common Stock Issuable Upon Exercise of Previously Issued Warrants

and

82,310 Shares of Common Stock

This prospectus supplement updates and supplements the information contained in the prospectus dated May 6, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-274606), as amended, with the information contained in our Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on November 19, 2025 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by Kindly MD, Inc., a Utah corporation, of up to 2,059,811 shares of common stock underlying the tradeable warrants (the “Tradeable Warrants”), the non-tradeable warrants (the “Non-tradeable Warrants”) and the representative’s warrants (the “Representative’s Warrants” and, together with the Tradeable Warrants and the Non-tradeable Warrants, the “Warrants”) previously issued by us in our initial public offering that closed on June 3, 2024. We are not selling any shares of our common stock in this offering, and, as a result, we will not receive any proceeds from the sale of the common stock covered by this prospectus. All of the net proceeds from the sale of our common stock will go to the holders of the Warrants. Upon exercise of the Warrants, however, we will receive proceeds from the exercise of such Warrants if exercised for cash.

The Prospectus and the prospectus supplement also relate to the resale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of 82,310 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders pursuant to the Prospectus.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “NAKA” and our Tradeable Warrants are listed under the symbol “NAKAW.” The last reported sale price of our common stock on Nasdaq on November 20, 2025 was $0.48 per share and the last reported sale price of our Tradeable Warrants on Nasdaq on November 20, 2025 was $1.49 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 21, 2025.